82-1209

09046130

GGL DIAMOND CORP.

NEWS RELEASE

April 30, 2009

SUPPL

New high-grade gold assays discovered on PGB

Adds to property's high potential for nickel and VMS mineralization

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) ("GGL"), is pleased to announce that two new discoveries with high-grade gold assays have been made on the Company's Providence Greenstone Belt ("PGB") Property in the Northwest Territories.

Reporting on the activities of the Company for the year ended Nov. 30, 2008 and on events taking place subsequently up to March 23, 2009, Mr. Hrkac said, "the discovery of gold is always an exciting moment. The history of gold camps with subsequent producing gold mines starts with a surface discovery – a good gold assay – and later exploration leads to the definition of deposits."

The gold discoveries were made on a portion of the PGB claims, which cover more than 425 thousand acres (100% owned by GGL), 250 kilometers north of Yellowknife.

The first sample returned an assay of 0.81 oz/ton gold. It was collected 300 meters from another significant gold discovery made in late 2007. That sample returned an assay of 0.66 oz/ton gold. The geology is similar to that of the Red Lake gold camp in Ontario.

The second new gold discovery was made near the shore of a small lake ten kilometers east of GGL's ZIP camp. The first grab sample assayed 1.245 oz/ton gold and a 0.55 meter channel sample in the same area returned 0.58 oz/ton gold. A sample collected across the lake 125 meters to the north assayed 0.18 oz/ton gold.

Two other areas with highly-promising gold potential were examined during the 2008 exploration season, one of which contains a Banded Iron Formation known to be at least four kilometers in length. Banded Iron Formations are well recognized hosts for gold both in the Slave Craton and in greenstone belts of the Superior Province in Ontario and Quebec.

... /2

dw 5/18

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

In addition to the new gold discoveries on the PGB property, two significant silver samples were taken during the 2008 season. The first of these, located 4.5 kilometers east of ZIP camp and immediately east of one of the new gold discoveries, assayed 4.8 oz/ton silver. Two grab samples from the second area, 20 kilometers south of ZIP base camp, assayed 6.06 oz/ton silver with 0.013 oz/ton gold and 6.0 oz/ton silver with 0.015 oz/ton gold.

Aurora Geosciences Ltd. of Yellowknife, which has been engaged to evaluate the PGB property, has designated the gold prospects as having high priority for follow-up work.

The gold discoveries made on PGB complement GGL's other highly-prospective gold property, McConnell Creek in British Columbia where samples have been taken which returned assays ranging up to 4.41 oz/ton gold.

The McConnell Creek property has many characteristics of a significant underground (or possibly an open pit) gold deposit. The greenstone-hosted shear zone, with quartz-carbonate veins, has been traced on the wholly owned GGL claims for a length of 12 km and over a width of up to 800 m.

In addition to the significant gold and silver discoveries, the PGB claims host a high potential for magmatic nickel, copper, lead and zinc deposits.

GGL's year-end and latest quarterly report are available at www.ggldiamond.ca and on SEDAR (www.sedar.com).

The independent Qualified Persons for the Company for the PGB project include N.C. Carter, PhD., P.Eng., Consulting Geologist, plus Qualified Persons from the consulting firm of Aurora Geosciences Ltd. (Gary Vivian, M.Sc., P.Geol., President).

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please call (604) 688-0546 or contact info@ggldiamond.ca

Forward-Looking Information: This news release contains "forward-looking statements" and the cautions regarding such statements apply.